UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15930P404
(CUSIP Number)

January 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                 Rule 13d-1(b)
[X]                 Rule 13d-1(c)
[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Hooters of Oregon Partners, L.L.C. 20-3571106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 706,675*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 706,675*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,675* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* This number reflects the reporting person’s ownership of  warrants to purchase 255,383 shares of the issuer’s common stock, par value $0.0001 per share, but does not reflect the reporting person’s ownership of warrants to purchase 195,909 shares of the issuer’s common stock.  All warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in the reporting persons covered in this Schedule 13G owning more than 19.9% of the issuer’s outstanding common stock measured as of January 31, 2014.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G, Hooters of Oregon Partners, L.L.C. is permitted to exercise an aggregate of approximately 255,383 warrants, but is prohibited from further exercise of any warrants. The number of warrants that Hooters of Oregon Partners, L.L.C. is permitted to exercise is based on a pro rata distribution of warrants between Hooters of Oregon Partners, L.L.C. and Hooters of Washington, L.L.C.
** Based on 6,268,169 outstanding shares of common stock, par value $0.0001 per share as of February 5, 2014.

CUSIP No. 15930P404

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Hooters of Washington, L.L.C. 94-3407614
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 360,541*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 360,541*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,541* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* This number reflects the reporting person’s ownership of  warrants to purchase 131,561 shares of the issuer’s common stock, par value $0.0001 per share, but does not reflect the reporting person’s ownership of warrants to purchase 96,729 shares of the issuer’s common stock.  All warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in the reporting persons covered in this Schedule 13G owning more than 19.9% of the issuer’s outstanding common stock measured as of January 31, 2014.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G, Hooters of Washington, L.L.C. is permitted to exercise an aggregate of approximately 131,561 warrants, but is prohibited from further exercise of any warrants. The number of warrants that Hooters of Washington, L.L.C. is permitted to exercise is based on a pro rata distribution of warrants between Hooters of Oregon Partners, L.L.C. and Hooters of Washington, L.L.C.
** Based on 6,268,169 outstanding shares of common stock, par value $0.0001 per share as of February 5, 2014.

CUSIP No. 15930P404

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Larry Spitcaufsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,067,216*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,067,216*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,216* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.0%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* This number reflects the reporting person’s beneficial ownership of warrants to purchase 386,944 shares of the issuer’s common stock, par value $0.0001 per share, but does not reflect the reporting person’s beneficial ownership of warrants to purchase 292,638 shares of the issuer’s common stock.  All warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in the reporting persons covered in this Schedule 13G owning more than 19.9% of the issuer’s outstanding common stock measured as of January 31, 2014. Due to the current ownership of all of the reporting persons covered in this Schedule 13G, Larry Spitcaufsky is permitted to exercise an aggregate of approximately 386,944 warrants, but is prohibited from further exercise of any warrants.
** Based on 6,268,169 outstanding shares of common stock, par value $0.0001 per share as of February 5, 2014.

Item 1(a)     Name of Issuer:

Chanticleer Holdings, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

11220 Elm Lane, Suite 203
Charlotte, NC 28277

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Larry Spitcaufsky (“Mr. Spitcaufsky”), Hooters of Oregon Partners,  L.L.C., an Oregon limited liability company ("HOOP"), and Hooters of Washington, L.L.C., a Kansas limited liability company (“HOW”).

Mr. Spitcaufsky, HOOP, and HOW have entered into an Agreement Regarding Joint Filing of 13G (the “Agreement”) pursuant to which Mr. Spitcaufsky, HOOP, and HOW have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. Spitcaufsky, HOOP, and HOW is 3186 Vista Way, Oceanside, CA 92056.

Item 2(c)	Citizenship:

Mr. Spitcaufsky is a citizen of the Unites States of America, HOOP is an Oregon limited liability company, and HOW is a Kansas limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

15930P404

Item 3	The Reporting Person is:

Not Applicable

Item 4	Ownership:

Mr. Spitcaufsky is the manager of, and controls, both HOOP and HOW.  Therefore, Mr. Spitcaufsky is deemed to be a beneficial owner under Rule 13d-3 of the Act of the securities owned of record by HOOP and HOW and has reported that he shares voting power and dispositive power over such securities.

(a)  Amount beneficially owned:
1.  Hooters of Oregon Partners, L.L.C.: 706,675
2.  Hooters of Washington, L.L.C.: 360,541
3.  Larry Spitcaufsky: 1,067,216

(b)  Percent of class:
1.  Hooters of Oregon Partners, L.L.C.: 11.3%
2.  Hooters of Washington, L.L.C.: 5.8%
3.  Larry Spitcaufsky: 17.0%

Percentage of class based on 6,268,169 outstanding shares of common stock, par value $0.0001 per share as of February 5, 2014.

(c)  Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:
1.  Hooters of Oregon Partners, L.L.C.: 0
2.  Hooters of Washington, L.L.C.: 0
3.  Larry Spitcaufsky: 0

(ii)             Shared power to vote or direct the vote:
1.  Hooters of Oregon Partners, L.L.C.: 706,675*
2.  Hooters of Washington, L.L.C.: 360,541**
3.  Larry Spitcaufsky: 1,067,216***

(iii)             Sole power to dispose or to direct the disposition of:
1.  Hooters of Oregon Partners, L.L.C.: 0
2.  Hooters of Washington, L.L.C.: 0
3.  Larry Spitcaufsky: 0

(iv)  Shared power to dispose or to direct the disposition of:
1.  Hooters of Oregon Partners, L.L.C.: 706,675*
2.  Hooters of Washington, L.L.C.: 360,541**
3.  Larry Spitcaufsky: 1,067,216***

* Includes warrants to purchase 255,383 shares of the issuer’s common stock, par value $0.0001 per share.
** Includes warrants to purchase 131,561 shares of the issuer’s common stock, par value $0.0001 per share.
** Includes warrants to purchase 386,944 shares of the issuer’s common stock, par value $0.0001 per share.

In addition to the securities listed above, HOOP holds 195,909 warrants to purchase common stock, par value $0.0001 per share, and HOW holds 96,729 warrants to purchase common stock, par value $0.0001 per share. As a result of being the manager of HOOP and HOW, Mr. Spitcaufsky is deemed to indirectly beneficially hold the 292,638 warrants to purchase common stock, par value $0.0001 per share, held by HOOP and HOW. These warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in the reporting persons covered in this Schedule 13G owning more than 19.9% of the issuer’s outstanding common stock measured as of January 31, 2014.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G, HOOP, HOW, and Mr. Spitcaufsky are permitted to exercise an aggregate of approximately 386,944 warrants, but are prohibited from further exercise of any warrants.

Item 5                 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

[ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See response to Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

February 10, 2014
/s/ Larry Spitcaufsky
Larry Spitcaufsky

Hooters of Oregon Partners, L.L.C.

By:	/s/ Larry Spitcaufsky
Name: Larry Spitcaufsky
Title: Manager

Hooters of Washington, L.L.C.

By:	/s/ Larry Spitcaufsky
Name: Larry Spitcaufsky
Title:: Title

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Chanticleer Holdings, Inc., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2014.

/s/ Larry Spitcaufsky
Larry Spitcaufsky

Hooters of Oregon Partners, L.L.C.

By:	/s/ Larry Spitcaufsky
Name: Larry Spitcaufsky
Title: Manager

Hooters of Washington, L.L.C.

By:	/s/ Larry Spitcaufsky
Name: Larry Spitcaufsky
Title:: Title